WELLSTONE FILTER SCIENCES, INC.

710 Market Street

Chapel Hill, NC 27516

(919) 370-4408

Patrick Kuhn, Staff Chief Accountant

Securities & Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, DC 20549

Re:

Wellstone Filters, Inc. (the “Company”)

Item 4.01 Form 8-K filed March 4, 2010

File No. 000-28161

Dear Mr. Kuhn:

This letter confirms the information provided to you on July 15,2010 by our counsel Hand & Hand.  Your letter of March 19, 2010 requested that we amend the 8-K to include the required letter from Larry O'Donnell CPA, P.C. Despite numerous requests, we have not received the letter from that accounting firm. We also advise you that Larry O'Donnell CPA, P.C. did not perform any substantive work for the issuer nor did we discuss any accounting issues with his firm.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Learned J. Hand

President